23

Follow-Up Materials

06012159

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maxis Communications Berhad

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 04 2006
THOMSON FINANCIAL

FILE NO. 82- 34780 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/4/06

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35158 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16-02-2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 126,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Monday, 20 February 2006.**

ARLS
12-31-05

082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35309 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **27-02-2006**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 143,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Wednesday, 1 March 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35435 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **03-03-2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 156,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 7 March 2006.**

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 35517 OF 2006
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **09-03-2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 111,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Tuesday, 14 March 2006.**

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 35589 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **14-03-2006**

Subject : MAXIS- EMPLOYEES' SHARE OPTION SCHEME ("SCHEME")

Contents :

Kindly be advised that the abovementioned Company's additional 93,000 new ordinary shares of RM0.10 each issued pursuant to the Scheme will be granted listing and quotation with effect from **9.00 a.m., Thursday, 16 March 2006.**

APPENDIX B

General Announcement
Reference No **MC-060222-60764**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22-02-2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD("MAXIS")** **PT NATRINDO TELEPON SELULER ("NTS"), A 51% SUBSIDIARY OF MAXIS**

Contents :

The Indonesian Government recently announced new regulations relating to the allocation of 3G spectrum and the basis upon which the fee would be calculated. The regulations require all operators to now
pay an upfront fee as well as an ongoing annual fee. The fee varies by operator as it has been determined by a bidding exercise involving operators without allocated spectrum.

Consequently, NTS had on 17 February 2006 received a notice dated 15 February 2006, from the Departemen Komunikasi and Informatika, Direktorat Jenderal Pos dan Telekommunikasi ("the Ministry"), which
requires NTS to pay Rupiah 704 billion (equivalent to RM 284 million, based on an exchange rate of RM1: Rupiah 2,478) this year for both the upfront fee and the 2006 annual fee.

Maxis has expressed its concerns to the Ministry that the fee structure is inconsistent with our expectations for an operator with allocated spectrum. Under Indonesian law, Maxis has the right to appeal the
decision and has proposed alternative mechanisms for consideration by the Minister.

At this juncture, the Directors of Maxis are unable to determine the outcome of the submission to the Ministry and accordingly no provision has been made.

This announcement is dated 22 February 2006

General Announcement
Reference No **MC-060222-66593**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22-02-2006**

Type	:	**Announcement**
Subject	:	**MAXIS COMMUNICATIONS BERHAD ("MAXIS")** **Fourth Quarter and Year Ended Results for the Financial Period ended 31 December 2005**

Contents :

Please find attached Maxis' Press Release on its Fourth Quarter and year ended Results for the financial period ended 31 December 2005

Maxis Press Release Q405.pdf

maxis.

SIARAN AKHBAR
PRESS RELEASE

MAXIS POSTS STRONG GROWTH FOR YEAR ENDING 2005
WHILE POSITIONING FOR SOLID LONG TERM GROWTH
Revenue up 12% and Profit after Tax rose 18%; Subscriber base grew 31%

Kuala Lumpur, 22 February 2006 – Maxis Communications Berhad ("Maxis") in Malaysia demonstrated its continuing strength and resilience with the posting of strong financial results for the fourth quarter and year ended 31 December 2005, and projected solid long term growth outlook.

For the 12 months to 31 December 2005, Maxis recorded revenue of RM6.37 billion, up 12% from RM5.69 billion compared against the preceding year.

The increase was driven by a significant increase in voice and data usage, and a record gain of 1.8 million customers, a leap of 31% to 7.86 million customers.

The significant jump in subscriber growth was a result of Maxis' targeted offerings and promotions, and strong entry into new segments, consistent with the strategies outlined earlier in the second quarter.

Mobile data revenue which rose 37% to RM1.04 billion. This represents 17.2% of total mobile revenue compared to 14.1% in the preceding year.

Mobile data revenue was driven by a 146% upsurge in billable SMS messages and a 71% increase in advanced data service revenue especially from music and ringtone downloads. Active GPRS users also increased 82% to 1,084,000.

EBITDA rose 10% to RM3.54 billion, a result of higher revenue coupled with cost efficiencies and scale. General and administrative costs as a percentage of revenue reduced from 7.9 to 7.4%, consistently continuing its downward trend for the past many years.

EBITDA margin of 55.6% was 0.9% points lower than the preceding year of 56.5%, which had benefited from the one-off reversal of Universal Service Obligation provision amounting to RM106 million. Excluding this reversal and other one-off items, the normalized EBITDA margin of the preceding year was 54.3%, which demonstrated the company's fundamental improvements in generating profitability.

Maxis recorded Profit before Taxation ("PBT") of RM2.55 billion, an increase of 16% on a normalized basis, driven by one-off reversal of USO provision mentioned above. Profit after Tax ("PAT") recorded an 18% increase on a normalized basis to RM1.71 billion.

Q4 2005 versus Q3 2005

In the quarter under review, Maxis in Malaysia registered a record net addition of 848,000 mobile subscribers, the highest ever for a quarter.

At RM1.68 million this quarter, revenue grew 6% when compared against the preceding quarter. The increase is mainly driven by higher voice and data usage and a 12% increase in mobile subscriber base.

Mobile data revenue increased by 17% or RM45 million when compared against last quarter, contributed by a 37% growth in billable SMS volume. The current quarter data revenue of RM306 million was 19.2% of Maxis' mobile revenue.

EBITDA was RM4 million lower at RM896 million compared to the preceding quarter mainly due to higher subscriber acquisition cost, retention related expenses, and high network maintenance and compliance costs. Margin was at 53% against 57% in the preceding quarter.

PBT is at RM680 million, up 12% from preceding quarter of RM606 million while PAT at RM473 million is 19% ahead from preceding quarter of RM398.

Indonesian operations

The year under review saw for the first time the consolidation of financial results of Natrindo Telepon Seluler ("NTS"), a subsidiary of Maxis operating in Indonesia.

NTS has not commenced commercial rollout of its 2G and 3G network services in Indonesia's most dense areas. In the year under review, NTS' EBITDA registered a loss of RM35 million and net loss of RM70 million due to startup expenditure.

Commentary

Maxis Chairman Tan Sri Dato' Megat Zaharuddin Megat Mohd Nor, said:

"Maxis' performance in 2005 was very satisfying. In the Malaysian market, we posted a strong set of financial results, delivered on our promise to derive higher contribution from mobile data and maintained a healthy competitive edge in ARPU. I believe we understand the market dynamics and how to continue to create value.

"Overseas, we are steadily building up NTS operations in Indonesia and finalizing our acquisition of a majority stake in Aircel in India, both of which equips Maxis with a better balanced portfolio of business in the future.

Maxis Chief Executive Officer Dato' Jamaludin Ibrahim, said:

"2005 was a very challenging year brought on by the heightened competitive environment. For us, it was also an exceptionally busy and productive year due to our two sizeable regional acquisitions and the launch of a new generation 3G network, among others. Despite having been busy, we continued to experience double digit revenue and profit growth, and chalked a record gain of subscriber volume for the fourth quarter and year.

"Our acquisition of NTS and Aircel positions us for future financial growth beyond the Malaysian market. Domestically, we made a strategic head start of launching a high speed 3G network, which gives us a solid platform to build on as uptake of advanced mobile data continues to climb.

"Generally, it's difficult for a company to do remarkably well on current operations while keeping a sharp focus on future growth. In 2005, we defied convention and did exactly that.

"There is also a prevalent notion that it is difficult to offer good dividend returns and strong future prospects at the same time. As we close the financial year, we are going against the grain by giving a full-year dividend with high yield as well as upside growth from our domestic and international operations in two of the largest populated markets in the world.

"This year will see many exciting developments from our investments in the areas which will strengthen our competitive position and sustain the long-term growth of Maxis in the years to

come. The year 2004 taught us a lot. We need to understand our customers better and we need to serve them more differently. We intend to fulfill that promise."

Outlook

The entry into Indonesia and India positions Maxis on a growth advantage which could deliver superior value and returns to shareholders in the long term. Together with its investment in NTS and Aircel, Maxis is optimistic of doubling its existing subscriber base by 2008.

Dividend

In view of the company's overall performance, Maxis' Board of Directors has declared an interim dividend of 10.42 sen gross per share (7.50 sen net per share) to be paid on 31 March 2006. The Board has also proposed for shareholders' approval a final dividend of 16.67 sen gross per share (12.00 sen net per share) to be paid on a date to be determined.

General Announcement
Reference No **MM-060301-59235**

082-34780

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**01-03-2006**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("Maxis")**

Contents :

(I) Proposed acquisition by Global Communication Services Holdings Ltd ("GCSH"), our wholly-owned subsidiary, and Deccan Digital Networks Private Limited ("JVC"), our proposed joint venture company in the Republic of India, of 94,864,865 and 85,135,135 equity shares of 10 Indian Rupees each in Aircel Limited ("Aircel"), a company incorporated in the Republic of India, ("Aircel Shares") representing 39% and 35% respectively, of the enlarged issued and paid-up share capital of Aircel from Aircel Televentures Limited for a cash consideration of US$422 million and US$378 million respectively ("Proposed Acquisition");

(II) Proposed joint venture between GCSH and Sindya Securities & Investments Private Limited in relation to their participation in the JVC ("Proposed JV"); and

(III) Proposed put and call options over GCSH's 63,243,243 Aircel Shares representing 26% of the enlarged issued and paid-up share capital of Aircel for a cash consideration of US$280 million ("Proposed Option")

(Collectively, the Proposed Acquisition, Proposed JV and Proposed Option, shall hereinafter be known as the "Proposals")

This announcement is released on behalf of Maxis.

Quote

We refer to Maxis' announcement dated 13 February 2006 in relation to the convening of the Extraordinary General Meeting ("EGM") of Maxis on 1 March 2006.

The Board of Directors of Maxis is pleased to announce that the shareholders of Maxis had at the EGM of Maxis held today, approved all the resolutions pertaining to the Proposals as set out in the Notice of Meeting dated 14 February 2006.

This announcement is dated 1 March 2006.

Unquote

APPENDIX C

Financial Results
Reference No **MC-060222-56217**

Submitting Merchant Bank	:	**N/A**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**22-02-2006**
Quarterly report for the financial period ended	:	**31-12-2005**
Quarter	:	**4**
Financial Year End	:	**31-12-2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

4Q05 Maxis.pdf

Remark:

SUMMARY OF KEY FINANCIAL INFORMATION
31-12-2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	**PRECEDING YEAR CORRESPONDING QUARTER**	**CURRENT YEAR TO DATE**	**PRECEDING YEAR CORRESPONDING PERIOD**
		31-12-2005	**31-12-2004**	**31-12-2005**	**31-12-2004**
		RM'000	RM'000	RM'000	RM'000
1	Revenue	**1,682,000**	**1,513,000**	**6,371,000**	**5,689,000**
2	Profit/(loss) before tax	**607,000**	**563,000**	**2,480,000**	**2,338,000**
3	Profit/(loss) after tax and minority interest	**435,000**	**377,000**	**1,674,000**	**1,598,000**
4	Net profit/(loss) for the period	**435,000**	**377,000**	**1,674,000**	**1,598,000**
5	Basic earnings/ (loss) per shares (sen)	**17.40**	**15.20**	**67.30**	**64.80**
6	Dividend per share (sen)	**10.42**	**6.94**	**58.35**	**46.09**

		AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net assets per	**2.4300**	**2.1700**

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :
(a) Interim Dividend
The Board of Directors has declared a fourth gross interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28% in respect of the financial year ended 31 December 2005, which will be paid on 31 March 2006. The entitlement date for the dividend payment is 15 March 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 March 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

(b) Final Dividend

The Directors have resolved to recommend to the shareholders at the forthcoming Annual General Meeting of the Company the final gross dividend of 16.67 sen per ordinary share, less Malaysian income tax at 28% for the financial year ended 31 December 2005, which will be paid on a date to be determined.

The total gross dividends for the current financial year ended 31 December 2005 is 58.35 sen per ordinary share (2004: 46.09 sen)

RECEIVED
2006 MAR 23 P 12:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2005

ANNOUNCEMENT

The Board of Directors of Maxis Communications Berhad ("Maxis" or "the Company") is pleased to announce the following unaudited consolidated results for the fourth quarter and financial year ended 31 December 2005 which should be read in conjunction with the audited financial statements for the financial year ended 31 December 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER			CUMULATIVE QUARTER		
		QUARTER ENDED 31/12/2005 (Unaudited)	QUARTER ENDED 31/12/2004 (Unaudited)	+ -	**YEAR ENDED 31/12/2005 (Unaudited)**	YEAR ENDED 31/12/2004 (Audited)	+ -
		RM' m	RM' m	%	**RM' m**	RM' m	%
Revenue	8	**1,682**	1,513	+11	**6,371**	5,689	+12
Interconnect expenses, Universal Service Provision contributions and direct cost of sales		**(479)**	(400)		**(1,794)**	(1,412)	
Gross profit		**1,203**	1,113	+8	**4,577**	4,277	+7
Other operating income		**-**	1		**5**	4	
Administrative expenses		**(369)**	(346)		**(1,209)**	(1,131)	
Network operation costs		**(214)**	(199)		**(904)**	(813)	
Other operating expenses		**(22)**	(8)		**(19)**	(21)	
Profit from operations	8	**598**	561	+7	**2,450**	2,316	+6
Finance income/(cost) (net)		**9**	2		**30**	(14)	
Integration cost		**-**	-		**-**	36	
Profit before taxation		**607**	563	+8	**2,480**	2,338	+6
Taxation	18	**(207)**	(186)		**(840)**	(740)	
Profit after taxation		**400**	377	+6	**1,640**	1,598	+3
Minority interest		**35**	-		**34**	-	
Net profit		**435**	377	+15	**1,674**	1,598	+5
Earnings per share :		**Sen**	Sen		**Sen**	Sen	
- Basic	27	**17.4**	15.2		**67.3**	64.8	
- Diluted	27	**17.3**	15.1		**66.8**	64.2	

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	Note	AS AT 31/12/2005 (Unaudited) RM' m	AS AT 31/12/2004 (Audited) RM' m
NON-CURRENT ASSETS			
Property, plant and equipment	9 (a)	**4,504**	4,250
Intangible assets		**1,260**	1,158
Investment		**4**	4
Deferred tax asset		**187**	327
		5,955	5,739
CURRENT ASSETS			
Inventories		**63**	114
Trade and other receivables		**597**	560
Tax recoverable		**28**	21
Deposits with licensed banks		**3,415**	2,172
Cash and bank balances		**62**	66
		4,165	2,933
CURRENT LIABILITIES			
Provisions for liabilities and charges		**70**	89
Trade and other payables		**2,362**	2,289
Borrowings (secured and interest bearing)	23	**263**	190
Taxation		**52**	-
Dividend payable		**28**	-
		2,775	2,568
NET CURRENT ASSETS		**1,390**	365
NON-CURRENT LIABILITIES			
Creditors		**16**	75
Borrowings (secured and interest bearing)	23	**532**	418
Deferred tax liability		**474**	240
		1,022	733
NET ASSETS		**6,323**	5,371

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (Continued)

	AS AT 31/12/2005 (Unaudited)	AS AT 31/12/2004 (Audited)
	RM' m	RM' m
CAPITAL AND RESERVES		
Share capital	250	248
Non-distributable reserves	3,494	3,377
Proposed dividend reserve	497	521
Retained earnings	1,842	1,225
SHAREHOLDERS' FUNDS		
	6,083	5,371
MINORITY INTEREST	240	-
	6,323	5,371
NET ASSETS PER SHARE (RM)*	2.43	2.17

* Net assets per share attributable to shareholders of the Company = Shareholders' funds / Number of issued and paid-up ordinary shares

maxis®

MAXIS COMMUNICATIONS BERHAD

(158400 – V)

INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Issued and fully paid		Non-distributable			Distributable		
Year ended 31/12/2005 (Unaudited)	**Number of shares**	**Nominal value**	**Share premium**	**Capital redemption reserve**	**Exchange reserve**	**Proposed dividend reserve**	**Retained earnings**	**Total**
	' m	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**	**RM' m**
Balance as at 1/1/2005	**2,476**	**248**	**3,376**	**1**	**-**	**521**	**1,225**	**5,371**
Movements for the year								
Issue of ordinary shares:								
- 24,233,000 ordinary shares pursuant to the ESOS[(1)]	**24**	**2**	**127**	**-**	**-**	**-**	**-**	**129**
Currency translation differences	**-**	**-**	**-**	**-**	**(10)**	**-**	**-**	**(10)**
Net profit	**-**	**-**	**-**	**-**	**-**	**-**	**1,674**	**1,674**
Dividend for the financial year ended 31/12/2004								
- Fourth interim	**-**	**-**	**-**	**-**	**-**	**(124)**	**-**	**(124)**
- Final	**-**	**-**	**-**	**-**	**-**	**(397)**	**-**	**(397)**
Dividend for the financial year ended 31/12/2005								
- First interim	**-**	**-**	**-**	**-**	**-**	**-**	**(186)**	**(186)**
- Second interim	**-**	**-**	**-**	**-**	**-**	**-**	**(187)**	**(187)**
- Third interim	**-**	**-**	**-**	**-**	**-**	**-**	**(187)**	**(187)**
Transfer to proposed dividend reserve for the financial year ended 31/12/2005								
- Fourth interim	**-**	**-**	**-**	**-**	**-**	**191**	**(191)**	**-**
- Proposed final	**-**	**-**	**-**	**-**	**-**	**306**	**(306)**	**-**
Balance as at 31/12/2005	**2,500**	**250**	**3,503**	**1**	**(10)**	**497**	**1,842**	**6,083**
Year ended 31/12/2004 (Audited)								
Balance as at 1/1/2004	2,458	246	3,294	1	-	492	518	4,551
Movements for the year								
Issue of ordinary shares:								
- 18,094,000 ordinary shares pursuant to the ESOS[(1)]	18	2	82	-	-	-	-	84
Profit after taxation for the financial year ended 31/12/2004	-	-	-	-	-	-	1,598	1,598
Dividend for the financial year ended 31/12/2003								
- Interim	-	-	-	-	-	(246)	-	(246)
- Final	-	-	-	-	-	(246)	-	(246)
Dividend for the financial year ended 31/12/2004								
- First interim	-	-	-	-	-	-	(123)	(123)
- Second interim	-	-	-	-	-	-	(123)	(123)
- Third interim	-	-	-	-	-	-	(124)	(124)
Transfer to proposed dividend reserve for the financial year ended 31/12/2004								
- Fourth interim	-	-	-	-	-	124	(124)	-
- Proposed final	-	-	-	-	-	397	(397)	-
Balance as at 31/12/2004	2,476	248	3,376	1	-	521	1,225	5,371

Note:

(1) Pursuant to the Employee Share Option Scheme ("ESOS")

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2005

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	CUMULATIVE QUARTER	
	YEAR ENDED 31/12/2005 (Unaudited)	YEAR ENDED 31/12/2004 (Audited)
	RM' m	RM' m
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	1,674	1,598
Adjustments:		
Depreciation	891	767
Amortisation of intangible assets	146	133
Finance cost	47	62
Interest income	(77)	(48)
Taxation	840	740
Others	14	40
	1,861	1,694
Operating profit before changes in working capital	3,535	3,292
Changes in working capital	(39)	(18)
Cash generated from operations	3,496	3,274
Interest received	78	45
Taxation paid	(393)	(105)
Net cash flow from operating activities	3,181	3,214
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow on acquisition of a subsidiaries	7	-
Purchase of property, plant and equipment	(1,162)	(1,082)
Proceeds from disposal of property, plant and equipment	4	2
Part payment of the 3G spectrum assignment licence fees	(8)	(8)
Purchase of an investment	-	(4)
Net cash flow from investing activities	(1,159)	(1,092)
CASH FLOWS FROM FINANCING ACTIVITIES		
Drawdown of syndicated loans	380	-
Repayment of syndicated loans	(190)	(114)
Syndicated loan documentation fees paid	(6)	-
Proceeds from issuance of shares	129	84
Dividends paid	(1,054)	(862)
Interest paid	(42)	(60)
Proceeds from issuance of shares to minority interest	-	1
Net cash flow from financing activities	(783)	(951)

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Continued)

	CUMULATIVE QUARTER	
	YEAR ENDED 31/12/2005 (Unaudited)	YEAR ENDED 31/12/2004 (Audited)
	RM' m	RM' m
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,239	1,171
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	2,238	1,067
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3,477	2,238

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA

QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2005

PART A – EXPLANATORY NOTES IN COMPLIANCE WITH FRS 134, PARAGRAPH 16

1. ACCOUNTING POLICIES

The quarterly condensed financial report of Maxis Communications Berhad and its subsidiaries ("the Group") has been prepared based on:

(i) The requirements of the Financial Reporting Standards ("FRS") 134 – Interim Financial Reporting; and
(ii) Paragraph 9.22 of the Bursa Malaysia Securities Listing Requirements ("Bursa Securities LR")

and should be read in conjunction with the Group's audited financial statements for the financial year ended 31 December 2004. The accounting polices adopted for the quarterly condensed financial report are consistent with those adopted for the audited financial statements for the financial year ended 31 December 2004.

2. QUALIFICATION OF PRECEDING AUDITED FINANCIAL STATEMENTS

There was no qualification to the preceding audited financial statements.

3. SEASONAL / CYCLICAL FACTORS

The operations of the Group were not significantly affected by seasonality and cyclical factors during the quarter under review.

4. NATURE AND AMOUNT OF ITEMS AFFECTING ASSETS, LIABILITIES, EQUITY, NET INCOME OR CASH FLOWS THAT ARE UNUSUAL BECAUSE OF THEIR NATURE, SIZE OR INCIDENCE

There were no significant unusual items affecting assets, liabilities, equity, net income or cash flows during the quarter under review.

5. NATURE AND AMOUNT OF CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR INTERIM PERIODS OF THE CURRENT FINANCIAL YEAR OR CHANGES IN ESTIMATES OF AMOUNTS REPORTED IN PRIOR FINANCIAL YEARS, IF THOSE CHANGES HAVE A MATERIAL EFFECT IN THE CURRENT INTERIM PERIOD

There were no significant changes in estimates of amounts reported in prior interim periods or in prior financial years.

6. ISSUANCES, CANCELLATIONS, REPURCHASES, RESALE AND REPAYMENTS OF DEBT AND EQUITY SECURITIES

	CURRENT QUARTER		CUMULATIVE QUARTER	
	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE	NUMBER OF SHARES	PROCEEDS FROM SHARE ISSUE
	' 000	RM' m	' 000	RM' m
Issuance of new ordinary shares of RM0.10 each pursuant to employees exercising their options under the ESOS	3,764	20	24,233	129

7. DIVIDENDS PAID

During the quarter under review, the third interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28%, amounting to RM187 million in respect of the financial year ended 31 December 2005, was paid on 30 December 2005.

8. SEGMENT RESULTS AND REPORTING

The Group operates in three segments, comprising the provision of mobile services which is a major contributor to the Group's operations, fixed services and international gateway services. The Group also provides other services which are currently not significant enough to be reported separately. The results for the Mobile services segment are further divided into geographic regions. Inter-segment revenue comprises network services and management services rendered to other business segments within the Group. Some transactions are transacted at normal commercial terms that are no more favourable than that available to other third parties whilst the rest are allocated on an equitable basis of allocation.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
Revenue	**QUARTER ENDED 31/12/2005**	QUARTER ENDED 31/12/2004	**YEAR ENDED 31/12/2005**	YEAR ENDED 31/12/2004
	RM' m	RM' m	**RM' m**	RM' m
Mobile services				
Malaysia - external revenue	**1,569**	1,429	**5,978**	5,366
Malaysia - inter-segment revenue	**23**	13	**88**	48
Indonesia - external revenue (1)	**1**	n/a	**5**	n/a
	1,593	1,442	**6,071**	5,414
Fixed services				
External revenue	**43**	48	**172**	185
Inter-segment revenue	**10**	6	**29**	26
	53	54	**201**	211
International gateway services				
External revenue	**69**	36	**216**	138
Inter-segment revenue	**54**	45	**189**	175
	123	81	**405**	313
Other operations				
External revenue	**-**	-	**-**	-
Inter-segment revenue	**21**	32	**77**	96
	21	32	**77**	96
Total reportable segments	**1,790**	1,609	**6,754**	6,034
Eliminations	**(108)**	(96)	**(383)**	(345)
Total group revenue	**1,682**	1,513	**6,371**	5,689

(1) Represents Indonesian operation acquired effective 29 April 2005.

8. SEGMENT RESULTS AND REPORTING (Continued)

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2005	QUARTER ENDED 31/12/2004	**YEAR ENDED 31/12/2005**	YEAR ENDED 31/12/2004
Segment Results	**RM' m**	RM' m	**RM' m**	RM' m
Mobile services				
- Malaysia	**674**	509	**2,522**	2,243
- Indonesia [1]	**(77)**	n/a	**(81)**	n/a
Fixed services	**(2)**	21	**(14)**	20
International gateway services	**9**	22	**48**	72
Other operations	**(6)**	9	**(25)**	(18)
Eliminations	**-**	-	**-**	(1)
Profit from operations	**598**	561	**2,450**	2,316

[1] Represents Indonesian operation acquired effective 29 April 2005.

9. CARRYING AMOUNT OF REVALUED ASSETS

(a) **Property, plant and equipment**

There was no revalued property, plant and equipment during the quarter and as at 31 December 2005.

(b) **Investment properties**

There were no investment properties during the quarter and as at 31 December 2005.

10. MATERIAL EVENTS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

There were no material events as at 16 February 2006, except as disclosed in Note 21 (B).

11. CHANGES IN THE COMPOSITION OF THE GROUP

During the quarter, the following changes were made to the composition of the Group:

(a) On 20 December 2005, the Minister of Law and Human Rights of the Republic of Indonesia approved the Deed of Establishment of PT Maxis Communications ("PT Maxis") and with effect from the same date, PT Maxis became a wholly-owned subsidiary of the Company. The Company holds 99% equity interest in PT Maxis and the remaining 1% is held by Maxis Management Services Sdn Bhd, a wholly owned subsidiary of the Company. Its authorised share capital is Rupiah 2,947,500,000 (equivalent to RM1,134,000) comprising 300,000 shares of Rupiah 9,825 (equivalent to RM3.78) each and its issued and paid-up share capital is Rupiah 1,473,750,000 (equivalent to RM567,000) comprising 150,000 shares of Rupiah 9,825 each.

11. CHANGES IN THE COMPOSITION OF THE GROUP (Continued)

(b) On 20 December 2005, the Company acquired the entire equity share capital comprising 2 shares of USD1 (equivalent to RM3.78) each in Global Communication Services Holdings Ltd ("GCSH"), a company incorporated in Mauritius, for a cash consideration of USD75,215 (equivalent to RM284,313) (inclusive of administrative costs/charges). GCSH was incorporated under the Mauritius Companies Act, 2001 (as amended). On 27 December 2005, the Company subscribed for an additional 99,998 shares of USD1 each in GCSH for cash (the "Subscription"). Its authorised share capital is USD100,000 (equivalent to RM378,000) comprising 100,000 shares of USD1 each and subsequent to the Subscription, the issued and paid-up share capital of GCSH is USD100,000 comprising 100,000 shares of USD1 each.

(c) Maxis Sdn Bhd ("MSB") was incorporated on 28 December 2005. Its authorised share capital is RM100,000 comprising 100,000 ordinary shares of RM1 each and its issued and fully paid-up share capital is RM2 comprising 2 ordinary shares of RM1 each. The Company subscribed for 1 share of RM1 each representing 50% equity share capital of MSB on 28 December 2005. On 18 January 2006, the Company acquired additional 1 share of RM1 each and consequently, MSB became a wholly owned subsidiary of the Company with effect from the same date.

Save as disclosed above, there were no changes in the composition of the Group during the current quarter under review.

12. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

(a) Contingent liabilities

The amounts of contingent liabilities as at 16 February 2006 were as follows:

	Group RM' m
(i) Guarantees given to a third party in respect of services provided to subsidiaries	**2**
(ii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and its subsidiaries:	
- Custom duties	**3**
- Others	**17**
	20
(iii) Irrevocable bank guarantee given to the Malaysian Communications and Multimedia Commission	**50**

(b) Contingent assets

There were no contingent assets as at 16 February 2006.

13. CAPITAL COMMITMENTS

Capital commitments not provided for as at 31 December 2005 are as follows:	Group RM' m
Approved by the Board of Directors:	
- contracted for	1,028
- contracted for but pending approvals from the shareholders and relevant authorities (Note 21 (B))	4,082
- not contracted for	1,673
	6,783
Analysed as follows:	
- property, plant and equipment	2,701
- acquisition of Aircel Limited (Note 21 (B))	4,082
	6,783

14. SIGNIFICANT RELATED PARTY DISCLOSURES

Related parties are those defined under FRS 124 - Related Party Disclosures.

Usaha Tegas Sdn. Bhd. together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

The significant related party transactions and balances described below were carried out on commercial terms that are no more favourable than that available to other third parties.

	TRANSACTIONS FOR THE YEAR ENDED 31/12/2005 RM' m	BALANCES DUE FROM/(TO) AS AT 31/12/2005 RM' m
(a) Sales of goods and services		
Sales of telecommunication services to:		
- MEASAT Broadcast Network Systems Sdn. Bhd. (VSAT, telephony and international bandwidth services)	8	2
(b) Purchases of goods and services		
Purchases of services from:		
- Tanjong City Centre Property Management Sdn. Bhd. (rental and utility charges)	30	(4)
- MEASAT Satellite Systems Sdn. Bhd. (transponder lease rental)	22	(6)

14. SIGNIFICANT RELATED PARTY DISCLOSURES (CONTINUED)

	TRANSACTIONS FOR THE YEAR ENDED 31/12/2005	BALANCES DUE FROM/(TO) AS AT 31/12/2005
	RM' m	RM' m
(b) Purchases of goods and services (continued)		
Purchases of services from:		
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	**30**	**(10)**
- SRG Asia Pacific Sdn. Bhd. (call handling and telemarketing services)	**13**	**(3)**

15. REVIEW OF PERFORMANCE

(A) Performance of the current quarter against the preceding quarter (4th Quarter 2005 versus 3rd Quarter 2005)

Financial indicators	4th Quarter 2005	3rd Quarter 2005	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**1,682**	1,581	**101**	**6%**
EBITDA	**854**	909	**(55)**	**(6%)**
EBITDA margin (%)	**50.8**	57.5	**(6.7)**	**-**
Profit before taxation ("PBT")	**607**	613	**(6)**	**(1%)**
Net profit	**435**	402	**33**	**8%**
Financials – Malaysian Operations (RM'm)				
Revenue	**1,681**	1,579	**102**	**6%**
EBITDA	**896**	900	**(4)**	**-**
EBITDA margin (%)	**53.3**	57.0	**(3.7)**	**-**
Profit before taxation ("PBT")	**680**	606	**74**	**12%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,419**	1,382	**37**	**3%**
- Prepaid	**6,439**	5,628	**811**	**14%**
- Total	**7,858**	7,010	**848**	**12%**
ARPU (RM)				
- Postpaid	**138**	140	**(2)**	**(1%)**
- Prepaid	**52**	53	**(1)**	**(2%)**
Monthly MOUs (minutes)				
- Postpaid	**457**	462	**(5)**	**(1%)**
- Prepaid	**107**	111	**(4)**	**(4%)**
Data revenue (RM' m)	**306**	261	**45**	**17%**
SMS messages (' m)	**4,091**	2,981	**1,110**	**37%**
Operational indicators – Indonesia (1)				
Net subscribers (' 000)				
- Postpaid	**4**	4	**-**	**-**
- Prepaid	**13**	18	**(5)**	**(28%)**
- Total	**17**	22	**(5)**	**(23%)**
ARPU (RM)				
- Postpaid	**43**	49	**(6)**	**(12%)**
- Prepaid	**1**	12	**(11)**	**(92%)**

(1) Represents Indonesian operation acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(A) Performance of the current quarter against the preceding quarter (4th Quarter 2005 versus 3rd Quarter 2005) (Continued)

During the quarter, the Indonesian operation recorded a loss after taxation of RM73 million. This represents the start-up losses of PT Natrindo Telepon Seluler ("NTS"). Notwithstanding, the Group's results continued to improve compared to the preceding quarter as a result of strong performance from the Malaysian operations.

The following review of performance is in relation to the Malaysian operations:

Revenue

In the quarter under review, Maxis registered a record net addition of 848,000 mobile subscribers, the highest ever for a quarter. This brings the total subscriber base to 7,858,000. The strong subscriber addition was achieved on the back of targeted marketing campaigns and product repositioning, amidst strong competitive pressures.

At RM1,681 million this quarter, revenue grew 6% when compared against the preceding quarter. The increase is mainly driven by higher usage revenue attributable to the 12% increase in mobile subscriber base.

Postpaid ARPU declined RM2 to RM138 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes coupled with 5 minutes lower MOU per subscriber. With an enlarged prepaid customer base and 4 minutes lower MOU per subscriber, prepaid ARPU declined by RM1 to RM52 as expected. Mobile data revenue increased by 17% or RM45 million mainly due to a 37% growth in billable SMS volume. The current quarter data revenue of RM306 million was 19.2% of total mobile revenue, an increase of 1.9% points from 17.3% registered in the preceding quarter.

EBITDA and EBITDA margin

EBITDA was RM4 million lower at RM896 million compared to the preceding quarter mainly due to higher subscriber acquisition costs, retention expenses and network related maintenance and compliance costs. Margin was lower at 53.3% against 57.0% in the preceding quarter.

PBT

PBT of RM680 million was RM74 million or 12% higher than the preceding quarter despite the lower EBITDA. The increase in PBT was mainly due to RM36 million lower depreciation charges and the current quarter benefited from the absence of fixed assets written off (RM37 million was written off in the preceding quarter).

MAXIS COMMUNICATIONS BERHAD
(158400 – V)
INCORPORATED IN MALAYSIA
QUARTERLY REPORT FOR THE FOURTH QUARTER AND FINANCIAL YEAR ENDED 31 DECEMBER 2005

PART B – EXPLANATORY NOTES IN COMPLIANCE WITH BURSA SECURITIES LR UNDER PART A OF APPENDIX 9B

15. REVIEW OF PERFORMANCE

(B) Performance of the current year against the preceding year (Year 2005 versus Year 2004)

Financial indicators	Year 2005	Year 2004	Variance	% Variance
Financials – Group (RM'm)				
Revenue	**6,371**	5,689	**682**	**12%**
EBITDA	**3,507**	3,216	**291**	**9%**
EBITDA margin (%)	**55.0**	56.5	**(1.5)**	**-**
Profit before taxation ("PBT")	**2,480**	2,338	**142**	**6%**
Net profit	**1,674**	1,598	**76**	**5%**
Financials – Malaysian Operations (RM'm)				
Revenue	**6,366**	5,689	**677**	**12%**
EBITDA	**3,542**	3,216	**326**	**10%**
EBITDA margin (%)	**55.6**	56.5	**(0.9)**	**-**
Profit before taxation ("PBT")	**2,550**	2,338	**212**	**9%**
Operational indicators - Malaysia				
Net subscribers (' 000)				
- Postpaid	**1,419**	1,261	**158**	**13%**
- Prepaid	**6,439**	4,759	**1,680**	**35%**
- Total	**7,858**	6,020	**1,838**	**31%**
ARPU (RM)				
- Postpaid	**143**	161	**(18)**	**(11%)**
- Prepaid	**54**	61	**(7)**	**(11%)**
Monthly MOUs (minutes)				
- Postpaid	**459**	446	**13**	**3%**
- Prepaid	**114**	138	**(24)**	**(17%)**
Data revenue (RM' m)	**1,044**	761	**283**	**37%**
SMS messages (' m)	**11,343**	4,613	**6,730**	**146%**
Operational indicators – Indonesia [1]				
Net subscribers (' 000)				
- Postpaid	**4**	n/a	n/a	n/a
- Prepaid	**13**	n/a	n/a	n/a
- Total	**17**	n/a	n/a	n/a
ARPU (RM)				
- Postpaid	**52**	n/a	n/a	n/a
- Prepaid	**11**	n/a	n/a	n/a

[1] Represents Indonesian operation acquired effective 29 April 2005.

15. REVIEW OF PERFORMANCE (Continued)

(B) Performance of the current year against the preceding year (Year 2005 versus Year 2004) (Continued)

During the year, the Indonesian operation recorded a loss after taxation of RM70 million. This represents the start-up losses of NTS. Notwithstanding, the Group's results continued to improve compared to the preceding year as a result of strong performance from the Malaysian operations.

The following review of performance is in relation to the Malaysian operations:

Revenue

The year under review saw Maxis achieving strong net subscriber growth of 31% or 1,838,000, bringing the total subscriber base to 7,858,000. The addition of new subscribers was derived predominantly from prepaid subscribers on the back of targeted product offering to key segments and with the introduction of lower priced starter packs. Fuelled by strong subscriber growth, revenue increased by 12% to close the year at RM6,366 million.

Postpaid ARPU declined 11% or RM18 to RM143 on lower recurring fees as more subscribers qualify for rebates and loyalty programmes even as MOUs increased slightly by 3%. Prepaid ARPU decreased RM7 to RM54 on tariff changes and lower MOUs, which is in line with expectations as the subscriber base expands, mainly from lower end prepaid users. Mobile data revenue increased by 37% to RM1,044 million, representing 17.2% of total mobile revenue as compared to 14.1% in the preceding year. The increase is driven mainly by a 146% increase in billable SMS messages. Revenue from advanced mobile data services (non P2P) increased by 71% to RM184 million, with active GPRS users increasing 82% to 1,084,000.

EBITDA and EBITDA margin

EBITDA rose 10% to RM3,542 million, a result of higher revenue coupled with cost efficiencies and scale. EBITDA margin of 55.6% was 0.9% points lower than the preceding year of 56.5% as the preceding year had benefited from the reversal of Universal Service Obligation provision amounting to RM106 million. Excluding this reversal and other one-off items, the underlying EBITDA margin of the preceding year was 54.3%.

PBT

PBT increased by 9%, driven by the aforementioned EBITDA improvements. The higher EBITDA is partly mitigated by the higher fixed assets written off of RM41 million and higher depreciation charges of RM68 million.

16. PROSPECTS FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2006

The operating landscape in Malaysia is expected to continue to provide growth for the mobile industry albeit in a competitive environment. The Group will continue to focus on quality of service to improve its market position, as well as on cost control to protect its operating margins in Malaysia, to achieve earnings growth.

In addition, the Group's investment in Indonesia and proposed strategic entry into the Indian telecommunications market provide the Group with an exciting opportunity in these high-growth markets. It is expected that the Group will commence operation in Indonesia late 2006. The Group's proposed investment in India is presently pending approvals from shareholders and relevant authorities.

The earnings for the Group for the current financial year will reflect the start-up losses in NTS, Indonesia and will also include the Group's share of earnings from Aircel Limited, its Indian operation.

Barring any unforeseen circumstances, the Board of Directors expects the Group to achieve continuing satisfactory results for the financial year ending 31 December 2006.

17. PROFIT FORECAST OR PROFIT GUARANTEE

Not applicable as the Group did not submit any profit forecast.

18. TAXATION

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	QUARTER ENDED 31/12/2005	QUARTER ENDED 31/12/2004	**YEAR ENDED 31/12/2005**	YEAR ENDED 31/12/2004
	RM' m	RM' m	**RM' m**	RM' m
Current tax	**116**	5	**466**	12
Deferred tax	**91**	181	**374**	728
	207	186	**840**	740

The Group's effective tax rates for the current quarter and year-to-date are 34.1% and 33.9% respectively, which are above the statutory tax rate of 28.0% due mainly to non-deductibility of certain operating expenditure for tax purposes and losses incurred by NTS where group relief is not available.

19. PROFIT/(LOSS) ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

There were no sales of unquoted investments and/or properties for the financial year ended 31 December 2005.

20. INVESTMENTS IN QUOTED SECURITIES

There were no investments in quoted securities for the financial year ended 31 December 2005.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED

(A) Proposed RM500 million Commercial Paper/Medium Term Note Programme and Proposed RM500 million Medium Term Note Programme (collectively, the "Proposed Programmes")

On 9 November 2004, the Company announced that it intends to undertake the above proposals. The funds raised from the Proposed Programmes will enable Maxis and its subsidiaries to refinance existing debt, finance capital expenditure and utilise for general funding requirements. The Securities Commission has approved the Proposed Programmes based on the terms and conditions contained therein on 2 December 2004. The facility has yet to be drawn down as the Company has sufficient internal funds.

(B)

- **Subscription by Global Communication Services Holdings Ltd ("GCSH"), the wholly-owned subsidiary of Maxis, of 63,243,243 new equity shares of 10 Indian Rupees each in Aircel Limited ("Aircel"), a company incorporated in the Republic of India ("Aircel Shares"), representing 26% of the enlarged issued and paid-up share capital of Aircel for a cash consideration of USD280 million;**

- **Proposed acquisition by GCSH and Deccan Digital Networks Private Limited ("JVC"), the proposed joint venture company in the Republic of India, of 94,864,865 and 85,135,135 Aircel Shares representing 39% and 35% respectively, of the enlarged issued and paid-up share capital of Aircel from Aircel Televentures Limited ("ATVL") for a cash consideration of USD422 million and USD378 million respectively;**

- **Proposed joint venture between GCSH and Sindya Securities & Investments Private Limited ("Indian Party") in relation to their participation in the JVC;**

- **Proposed put and call options over GCSH's 63,243,243 Aircel Shares representing 26% of the enlarged issued and paid-up share capital of Aircel for a cash consideration of USD280 million**

On 30 December 2005, the Board announced that Maxis had entered into the Share Subscription Agreement ("SSA") with Sterling Infotech Limited ("SIL") and Aircel Televentures Limited ("ATVL") (the "SIG Group") and Aircel to subscribe for 63,243,243 new Aircel Shares representing 26% of the enlarged issued and paid-up share capital of Aircel for a total cash consideration of USD280 million (equivalent to RM1,059.7 million, based on the exchange rate of USD1.0:RM3.7848).

On the same day, the Board also announced that Maxis had entered into the Share Purchase Agreement ("SPA") under which Maxis and the JVC will acquire 180,000,000 Aircel Shares representing 74% of the enlarged issued and paid-up share capital of Aircel from ATVL for a total cash consideration of USD800 million (equivalent to RM3,040.0 million).

It was also announced that in conjunction with the SPA, Maxis had:

(i) agreed in principle with the Chennai based Reddy family, to establish the JVC. The Reddy family will establish a special purpose vehicle for the purpose of their investment in the JVC. It is intended that the JVC will, upon its incorporation, be nominated under the SPA to purchase 85,135,135 Aircel Shares representing 35% of the enlarged issued and paid-up share capital of Aircel;

(ii) entered into an Option Agreement ("OA") with SIL and Mr C Sivasankaran, the sponsor of the SIG Group, over the Aircel Shares to be subscribed by Maxis pursuant to the subscription of Aircel Shares, representing 26% of the enlarged issued and paid-up share capital of Aircel.

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED (CONTINUED)

Subsequently, on 5 January 2006, the Board announced the execution of the following agreements:

(i) SSA Substitution Agreement between Maxis, the SIG Group, Aircel and GCSH whereby with effect from 5 January 2006, GCSH shall substitute Maxis as a party to the SSA and Maxis shall guarantee the proper and punctual observance, performance and discharge by GCSH of all its obligations under or pursuant to the SSA Substitution Agreement and/ or the SSA;

(ii) SPA Substitution Agreement between Maxis, the SIG Group, Aircel and GCSH whereby with effect from 5 January 2006, GCSH shall substitute Maxis as a party to the SPA and Maxis shall guarantee the proper and punctual observance, performance and discharge by GCSH of all its obligations under or pursuant to the SPA Substitution Agreement and/ or the SPA; and

(iii) OA Substitution Agreement between Maxis, SIL, CS and GCSH whereby with effect from 5 January 2006, GCSH shall substitute Maxis as a party to the OA and Maxis shall guarantee the proper and punctual observance, performance and discharge by GCSH of all its obligations under or pursuant to the OA Substitution Agreement and/ or the OA.

On 6 January 2006, the Board announced the completion of the subscription in accordance with the terms of the SSA and the SSA Substitution Agreement. Consequently, GCSH became a shareholder of Aircel, holding 26% of the enlarged issued and paid-up share capital of Aircel.

On 20 January 2006, the Board announced that GCSH, had entered into the agreements as set out below in relation to their participation in the JVC for the purpose of purchasing 85,135,135 Aircel Shares representing 35% of the enlarged issued and paid-up share capital of Aircel:

(i) a shareholders agreement in relation to the JVC entered into between GCSH, the Indian Party and the JVC;

(ii) a call option agreement entered into between GCSH, the Indian Party and the JVC whereby the Indian Party grants GCSH an option to purchase the entire equity stake of the JVC held by the Indian Party;

(iii) a redeemable preference shares subscription agreement entered into between GCSH, the Indian Party and the JVC for the proposed subscription of fully paid-up cumulative redeemable non-convertible preference shares of the JVC of the face value of 10 Indian Rupees each for the sum of USD368 million (equivalent to RM1,398.4 million) or such higher amounts as agreed by GCSH, the Indian Party and the JVC; and

(iv) a shareholders agreement in relation to Aircel entered into between GCSH and the JVC.

In addition, it was announced that the JVC had on even date entered into a call option agreement with the Indian Party whereby the JVC grants the Indian Party an option to purchase 24,324,324 Aircel Shares.

The completion of the SPA is conditional upon, inter alia, the following conditions precedent:-

(i) completion of the acquisition by Aircel of 100% of the issued and paid-up share capital of Aircel Cellular Limited and Dishnet Wireless Limited from Aircel Televentures Limited ("Reorganisation of the Aircel Group");

21. STATUS OF CORPORATE PROPOSALS ANNOUNCED (CONTINUED)

(ii) the following approvals being obtained:-

- Bank Negara Malaysia;
- the shareholders of Maxis; and
- the lenders of Maxis (if required);

(iii) to the extent it is required for the completion of the SPA, the receipt of approval of the Foreign Investment Promotion Board, Ministry of Finance of the Republic of India and the Reserve Bank of India;

(iv) consent of the lenders of Aircel, Aircel Cellular Limited and Dishnet Wireless Limited (collectively "the Aircel Group") for the transactions contemplated under the SPA and the Reorganization of the Aircel Group;

(v) no material adverse effect having occurred in relation to the Aircel Group;

(vi) Maxis and/or GCSH assuming certain shareholders' guarantees and undertakings in relation to various loans provided by third parties to Aircel and Dishnet Wireless Limited.

On 13 February 2006, the Board announced that an Extraordinary General Meeting (EGM) of Maxis will be held on 1 March 2006 to approve the ordinary resolutions as stated in the Notice of EGM.

Save as disclosed above, there are no other disclosures that are required to be made as at 16 February 2006.

22. SIGNIFICANT EVENT – INDONESIA 3G SPECTRUM FEES

The Indonesian Government recently announced new regulations relating to the allocation of 3G spectrum and the basis upon which the fee would be calculated. The regulations require all operators to now pay an upfront fee as well as an ongoing annual fee. The fee varies by operator as it has been determined by a bidding exercise involving operators without allocated spectrum.

Consequently, NTS had on 17 February 2006 received a notice dated 15 February 2006, from the Departemen Komunikasi and Informatika, Direktorat Jenderal Pos dan Telekommunikasi ("the Ministry"), which requires NTS to pay Rupiah 704 billion (equivalent to RM284 million, based on an exchange rate of RM1: Rupiah 2,478) this year for both the upfront fee and the 2006 annual fee.

Maxis has expressed its concerns to the Ministry that the fee structure is inconsistent with our expectations for an operator with allocated spectrum. Under Indonesian law, Maxis has the right to appeal the decision and has proposed alternative mechanisms for consideration by the Minister.

At this juncture, the Directors of Maxis are unable to determine the outcome of the submission to the Ministry and accordingly no provision has been made.

23. BORROWINGS

The borrowings as at 31 December 2005 are as follows:

	CURRENT LIABILITIES	NON-CURRENT LIABILITIES	TOTAL
	RM' m	RM' m	RM' m
Syndicated loan [1]	263	532	795

Note
[1] Refer to Note 24 (ii) of the explanatory notes below for further information.

24. FINANCIAL INSTRUMENTS

Under the Group's policy, Maxis' practice is to hedge all known foreign currency commitments arising from trade transactions. Maxis' non-trade currency exposures will be hedged as and when deemed necessary.

(i) Forward foreign exchange contracts

Forward foreign exchange contracts protect the Group from movements in exchange rates by establishing the rate at which a foreign currency asset or liability will be settled. Exchange gains and losses arising on contracts entered into as hedges of anticipated future transactions are deferred until the date of such transaction, at which time they are included in the measurement of such transactions.

As at 16 February 2006, the amount of forward foreign exchange contracts that were entered into as hedges for purchases was USD1.9 million (equivalent to RM7.2 million). This total amount represents the future cash flows under forward foreign exchange contracts to purchase the foreign currency. The settlement periods of these forward contracts range between 1 and 3 months.

(ii) Currency hedge and interest rate swap

The Company has entered into hedging arrangements for the outstanding USD110 million (equivalent to RM418 million) syndicated loan where the Company received Malaysian Ringgit at RM3.80 per USD1.00 and pays KLIBOR interest rate in exchange for USD LIBOR interest rate.

The Company has also entered into an interest rate swap for the outstanding USD100 million (equivalent to RM377 million) syndicated loan where the Company pays USD LIBOR fixed interest rate in exchange for USD LIBOR floating interest rate.

(iii) Credit Risk

The above instruments were executed with creditworthy financial institutions in Malaysia. The Directors are of the view that the possibility of non-performance by these financial institutions is remote, on the basis of their financial strength.

25. CHANGES IN MATERIAL LITIGATION

There has been no material change in the status of the reported litigations as at 16 February 2006 that would have a material adverse impact to the Group.

26. DIVIDENDS

(a) Interim Dividend

The Board of Directors has declared a fourth gross interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28% in respect of the financial year ended 31 December 2005, which will be paid on 31 March 2006. The entitlement date for the dividend payment is 15 March 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 March 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

(b) Final Dividend

The Directors have resolved to recommend to the shareholders at the forthcoming Annual General Meeting of the Company the final gross dividend of 16.67 sen per ordinary share, less Malaysian income tax at 28% for the financial year ended 31 December 2005, which will be paid on a date to be determined.

The total gross dividends for the current financial year ended 31 December 2005 is 58.35 sen per ordinary share (2004: 46.09 sen) as follows:

Type	Financial year 2005		
	Gross dividend per share	Less Tax	Amount of dividend, net of tax RM'm
1st interim	10.42 sen	28%	186
2nd interim	10.42 sen	28%	187
3rd interim	10.42 sen	28%	187
4th interim	10.42 sen	28%	191
Final (proposed)	16.67 sen	28%	306
Total	**58.35 sen**		**1,057**

Type	Financial year 2004		
	Gross dividend per share	Less Tax	Amount of dividend, net of tax RM'm
1st interim	6.94 sen	28%	123
2nd interim	6.94 sen	28%	123
3rd interim	6.94 sen	28%	124
4th interim	6.94 sen	28%	124
Final	10.0 sen	-	248
Final	8.33 sen	28%	148
Total	**46.09 sen**		**890**

27. EARNINGS PER SHARE

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		QUARTER ENDED 31/12/2005	QUARTER ENDED 31/12/2004	**YEAR ENDED 31/12/2005**	YEAR ENDED 31/12/2004
(1) Basic earnings per share					
Net profit	(RM' m)	**435**	377	**1,674**	1,598
Weighted average number of ordinary shares in issue	(' m)	**2,498**	2,473	**2,487**	2,464
Basic earnings per share:	(sen)	**17.4**	15.2	**67.3**	64.8
(2) Diluted earnings per share					
Net profit	(RM' m)	**435**	377	**1,674**	1,598
Weighted average number of ordinary shares in issue	(' m)	**2,498**	2,473	**2,487**	2,464
Adjusted for share options granted	(' m)	**14**	25	**19**	23
Adjusted weighted average number of ordinary shares in issue	(' m)	**2,512**	2,498	**2,506**	2,487
Diluted earnings per share:	(sen)	**17.3**	15.1	**66.8**	64.2

As at 31 December 2005, 87,574,578 share options have been granted and remained unexercised pursuant to the ESOS.

By order of the Board

Dipak Kaur
(LS 5204)
Company Secretary
22 February 2006
Kuala Lumpur

082-34780

Amended Announcement

(Please refer to the ealier announcement reference number: MC-060222-56217)

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**02-03-2006**
Quarterly report for the financial period ended	:	**31-12-2005**
Quarter	:	**4**
Financial Year End	:	**31-12-2005**
The figures	:	**have not been audited**

Converted attachment :

Please attach the full Quarterly Report here:

4Q05 Maxis.pdf

Remark:
Maxis announced its results for the 4th quarter ended 31 December 2005 on 22 February 2006 ('the earlier announcement'). This is a revised announcement. Amendments were made to
1. item 6 - Dividend per share (on the cover template only); and
2. item 7 - Net assets per share (on page 3 of the attachment).

Financial results remain unchanged.

For item 6, dividend per share for the 4th quarter ended 31 December 2005 and 4th quarter ended 31 December 2004 now incorporates the proposed final dividend recommended for these years. The earlier announcement omitted the final dividend in the current and preceding quarter columns. However, these items were shown in Note 26 of the attachment in the earlier announcement.

For item 7, net assets per share is computed based on total equity (inclusive of minority interest) over the number of ordinary shares as prescribed by the letter from Bursa Malaysia Berhad to all listed issuers dated 22 February 2006. In our earlier announcement, net assets per share was computed based on shareholders' equity divided by the number of ordinary shares.

SUMMARY OF KEY FINANCIAL INFORMATION
31-12-2005

		INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		31-12-2005	31-12-2004	31-12-2005	31-12-2004
		RM'000	RM'000	RM'000	RM'000
1	Revenue	1,682,000	1,513,000	6,371,000	5,689,000
2	Profit/(loss) before tax	607,000	563,000	2,480,000	2,338,000
3	Profit/(loss) after tax and minority interest	435,000	377,000	1,674,000	1,598,000

4	Net profit/(loss) for the period	**435,000**	**377,000**	**1,674,000**	**1,598,000**
5	Basic earnings/ (loss) per shares (sen)	**17.40**	**15.20**	**67.30**	**64.80**
6	Dividend per share (sen)	**27.09**	**25.27**	**58.35**	**46.09**

		AS AT END OF CURRENT QUARTER	**AS AT PRECEDING FINANCIAL YEAR END**
7	Net assets per share (RM)	**2.5300**	**2.1700**

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Remarks :
(a) Interim Dividend
The Board of Directors has declared a fourth gross interim dividend of 10.42 sen per ordinary share, less Malaysian income tax at 28% in respect of the financial year ended 31 December 2005, which will be paid on 31 March 2006. The entitlement date for the dividend payment is 15 March 2006.

A Depositor shall qualify for entitlement to the dividend only in respect of:

(i) shares transferred to the Depositor's securities account before 4.00 pm on 15 March 2006 in respect of transfers; and

(ii) shares bought on Bursa Malaysia Securities Berhad ("Bursa Securities") on a cum entitlement basis according to the Rules of Bursa Securities.

(b) Final Dividend

The Directors have resolved to recommend to the shareholders at the forthcoming Annual General Meeting of the Company the final gross dividend of 16.67 sen per ordinary share, less Malaysian income tax at 28% for the financial year ended 31 December 2005, which will be paid on a date to be determined.

The total gross dividends for the current financial year ended 31 December 2005 is 58.35 sen per ordinary share (2004: 46.09 sen)

APPENDIX D

Entitlements (Notice of Book Closure)
Reference No **MC-060222-35018**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	22-02-2006

EX-date :**13-03-2006**
Entitlement date :**15-03-2006**
Entitlement time :**05:00:00 PM**
Entitlement subject :**Interim Dividend**
Entitlement description:
Fourth Interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax
Period of interest payment : to
Financial Year End :**31-12-2005**
Share transfer book & register of members will be closed from (both dates inclusive) for the purpose of determining the entitlements : to
Registrar's name ,address, telephone no:
Symphony Share Registrars Sdn. Bhd.
Level 26, Menara Multi-Purpose
Capital Square
No. 8 Jalan Munshi Abdullah
50100 Kuala Lumpur
Malaysia
Tel No. 603-2721 2222
Payment date :**31-03-2006**
a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**15-03-2006**
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :
c) Securities bought on the Exchange on a cum entitlement basis according to the Rules of the Exchange.
Number of new shares/securities issued (units) (If applicable) :
Entitlement indicator :**RM**
Entitlement in RM (RM) :**0.1042**
Remarks

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 35275 OF 2006

Company Name : **MAXIS COMMUNICATIONS BERHAD**

Stock Name : **MAXIS**

Date Announced : **24-02-2006**

Subject : MAXIS - NOTICE OF BOOK CLOSURE

Contents :

Fourth Interim dividend of 10.42 sen per ordinary share less 28% Malaysian Income Tax.

Kindly be advised of the following :

1) The above Company's securities will be traded and quoted ["Ex - Dividend"] as from : [13 March 2006]

2) The last date of lodgement : [15 March 2006]

3) Date Payable : [31 March 2006]

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 16 day of **February** , **2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**143,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **32,000** shares	-	RM4.36	-
[c]	Amount paid on **57,000** shares	-	RM5.13	-
[c]	Amount paid on **25,000** shares	-	RM7.05	-
[c]	Amount paid on **29,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **32,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **57,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **25,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **29,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of **February , 2006**

....
TAN SRI DATO' MEGAT ZAHARUDDIN BIN MEGAT MOHD. NOR
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made on 27 June 2002

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,695,000** shares of RM0.10 each and the paid-up capital is **RM250,069,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**11,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**97,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**13,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	143,000

Dated this 22 day of **February , 2006**

....

TAN SRI DATO' MEGAT ZAHARUDDIN B. MEGAT MOHD NOR
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of **February, 2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**84,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **29,000** shares	-	RM4.36	-
[c]	Amount paid on **35,000** shares	-	RM5.13	-
[c]	Amount paid on **17,000** shares	-	RM7.05	-
[c]	Amount paid on **3,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **29,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **35,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **17,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on 3,000 shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of **February**, **2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,779,000** shares of RM0.10 each and the paid-up capital is **RM250,077,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**27,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	53,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	84,000

Dated this 28 day of **February, 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.	
158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 27 day of **February, 2006**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**72,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **26,000** shares	-	RM4.36	-
[c]	Amount paid on **33,000** shares	-	RM5.13	-
[c]	Amount paid on **9,000** shares	-	RM7.05	-
[c]	Amount paid on **4,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **26,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **33,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **9,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **4,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 28 day of **February**, **2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,851,000** shares of RM0.10 each and the paid-up capital is **RM250,085,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**27,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**13,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	24,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	72,000

Dated this 28 day of **February, 2006**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 02 day of **March, 2006.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**111,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **43,000** shares	-	RM4.36	-
[c]	Amount paid on **47,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM7.05	-
[c]	Amount paid on **11,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **43,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **47,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **11,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

-

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **09** day of **March**, **2006**

CHAN CHEE BENG
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,500,962,000** shares of RM0.10 each and the paid-up capital is **RM250,096,200**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**6,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**67,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**16,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	22,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	**111,000**

Dated this **09** day of **March, 2006**

CHAN CHEE BENG
Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965

[Section 54(1)]

082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **07** day of **March , 2006**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**93,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **30,000** shares	-	RM4.36	-
[c]	Amount paid on **16,000** shares	-	RM4.80	-
[c]	Amount paid on **23,000** shares	-	RM5.13	-
[c]	Amount paid on **10,000** shares	-	RM6.47	
[c]	Amount paid on **6,000** shares	-	RM7.74	-
[c]	Amount paid on **8,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **30,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **16,000** shares	-	RM4.70	-
[e]	Amount of premium paid or payable on **23,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **10,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM7.64	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **March**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,501,055,000** shares of RM0.10 each and the paid-up capital is **RM250,105,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**19,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**42,000**
	(c)	the number of shares allotted to non-citizens	**16,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	16,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	93,000

Dated this 13 day of **March , 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24
Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **March , 2006**.

Shares Allotted		Preference	Ordinary	Other Kinds
		Details of Shares		
1.	For cash consideration:			
[a]	Number of shares	-	**129,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **67,000** shares	-	RM4.36	-
[c]	Amount paid on **39,000** shares	-	RM5.13	-
[c]	Amount paid on **23,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **67,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **39,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **23,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this **15** day of **March**, **2006**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,501,184,000** shares of RM0.10 each and the paid-up capital is **RM250,118,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**14,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**78,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**24,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	13,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	129,000

Dated this **15** day of **March , 2006**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000